December 4, 2009

U.S. Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4631
Washington, D.C. 20549

Attention:              Mr. Terence O’Brien, Accounting Branch Chief
Division of Corporation Finance

CC:         Ms. Tracey Houser, Staff Accountant
                Division of Corporation Finance

Mr. Edward M. Kelly, Senior Counsel
Division of Corporation Finance

Ms. Pamela A. Long, Associate Director
Division of Corporation Finance

RE:         NL Industries, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008, Filed March 12, 2009
Forms 10-Q for the Fiscal Quarters Ended March 31, 2009, June 30, 2009
                and September 30, 2009
File No. 1-640

Dear Mr. O’Brien

Reference is made to the Staff’s letter dated December 1, 2009 (the “Comment Letter”), which sets forth comments of the Staff regarding the above referenced Form 10-K and Forms 10-Q of NL Industries, Inc. (“NL”).  NL has responded to the Comment Letter as follows.  The responses are numbered to correspond to the numbers of the Comment Letter.

Exhibit 10.23, 10.25, 10.31, 10.32, 10.35, 10.36, 10.37 and 10.41

1.
We reviewed the response to the prior comment 13 and are unable to concur.  As noted previously, there is no provision in Item 601(b)(10) of Regulation S-K for excluding schedules or similar attachments.  While we note that your exhibit list states that you will furnish schedules and attachments upon request for each of these exhibits, please be aware that this provision only applies to exhibits filed under Item 601(b)(2) of Regulation S-K (plans of acquisition, reorganizations, etc.), and not to material contracts filed under Item 601(b)(10).  Further, Rule 12b-31, which you cite in your response, relates to the omission of substantially identical documents and requires the filing of a schedule identifying the other documents omitted and setting forth the material details in which the documents differ from the document of which a copy is filed.  It does not pertain to the exclusion of schedules and attachments to documents filed as exhibits.  Please refile the captioned exhibits, with all schedules and exhibits attached, in your next Exchange Act filing.

In our Annual Report on Form 10-K for the year ending December 31, 2009, we will refile the captioned exhibits indicated above and include all schedules, exhibits, annexes or similar attachments to the documents as part of such filing.

If you have any questions regarding our responses to the Comment Letter, please feel free to call me at (972) 450-4228.  I can also be reached via facsimile at (972) 448-1445 or via email at gswalwell@valhi.net.

Sincerely,

NL Industries, Inc.

By: _/s/ Gregory M. Swalwell
Gregory M. Swalwell,
Vice President, Finance and
                Chief Financial Officer